EXHIBIT 99




                                [LOGO APPEARS HERE]

                      REPORT FOR THE THIRD QUARTER 2000 AND
                 THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2000


In the first nine months of 2000 INTERSHOP Communications AG continued to pursue its strategy of expansion throughout its global markets and reinforced its position as one of the global leaders in e-commerce software for sell-side applications and solutions. For the first nine months of 2000 revenues grew by 244% to Euro 92.8 million, compared to Euro 27.0 million for the first nine months of 1999. Net loss improved by 38% to Euro 6.8 million. Net loss per share decreased from Euro 0.14 to Euro 0.08.

In addition to the highlights of the first six months which were reported in the first and second quarter reports of 2000, INTERSHOP continued its successful business development in the third quarter through customer wins, channel development, new products, and organisational improvements. As a result of the successful execution of INTERSHOP's strategy in the third quarter and the first half year of 2000, the Company was able to report record results for the first nine months of 2000.

HIGHLIGHTS OF THE THIRD QUARTER 2000

281 New Customer Wins

INTERSHOP continued to expand its client base through 281 new customer wins. These new customers brought the total number of customers in the third quarter to 567, including world class enterprises such as Bertelsmann, ABB Motors, Otto Group, Motorola, Shell Chemical, Intel, Wella, Deutsche Telekom, Time Life, Homebase, Playmobil, Spiegel, Vobis, Electronic Partners, Terranetworks, Sparkasse, rooster.com and Altodigital. Repeat business from existing customers accounted for 59 percent of revenues during the quarter which shows INTERSHOP's solid customer base.

In particular INTERSHOP Enfinity, INTERSHOP's flagship enterprise e-commerce solution, was again a great success in the market. Its superior architecture, speed to market implementation and low cost of ownership helped differentiate Enfinity from the competition during the quarter. A record number of 64 INTERSHOP Enfinity platforms were sold during the quarter bringing the cumulative number of Enfinity platforms sold to date to 195. The average selling price of Enfinity increased to Euro 238,000 from Euro 145,000 in the first quarter 2000. Enfinity sales rose 39% compared to the second quarter of 2000, with the most significant growth coming in the United States market where Enfinity revenues increased by 159% sequentially. Enfinity contributed 78% of total license revenues compared to 35% in the first quarter and 48% in the second quarter of 2000.

Partner Network expanded

INTERSHOP attracted new integration and consulting partners such as EDS, Etensity, Agility and PSI. At the same time, the Company also expanded its existing relationships with leading e-services companies like IBM Global Services, Hewlett-Packard, PricewaterhouseCoopers, Andersen Consulting, Unisys, Sapient, Pixelpark and Icon Medialab. During the third quarter, revenues generated through channel partners totaled 45% of total revenues. INTERSHOP trained a record number of 3,840 external consultants during the quarter compared to 2,675 in the previous quarter bringing the total number of consultants trained to date in 2000 to 8,074. Of those, 6,244 were trained on Enfinity.

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During the third quarter  INTERSHOP  successfully  implemented its  partnerships
with   Hewlett-Packard   and  Intel,  and  expanded  its  global  alliance  with
CommerceOne to connect suppliers to e-marketplaces. As part of that agreement, CommerceOne and INTERSHOP will jointly promote and market e-commerce solutions in addition to aligning, educating and compensating their global sales forces to offer complementary solutions. Enfinity Cartridges for CommerceOne MarketSite and CommerceOne GalerieConnector have already been developed.

Ongoing Product Innovation

INTERSHOP continued the process of ongoing product innovation to ensure that it would maintain its position at the forefront of technological development. In July, INTERSHOP launched the new release INTERSHOP 4.2 product line for hosted e-commerce services including the INTERSHOP Universal Marketplace Enabler for easy integration of online storefronts into electronic marketplaces. INTERSHOP also focused on the development of INTERSHOP Enfinity 2, which was introduced at the INTERSHOP Open 2 event on October 30. Enfinity 2 offers further improvements such as expanded multichannel selling capabilities including selling through other businesses, hubs, marketplaces and exchanges, as well as peak performance and scalability and pre-packaged integration points with leading business systems.

Worldwide Organization Expanded

INTERSHOP continued its organizational expansion around the world with the total number of employees increasing to 1,017 compared to 494 a year ago. INTERSHOP also established new office locations in Seoul, Taipei, Berlin and Ilmenau (Germany), and existing offices were expanded.

Changes in the senior management helped to strengthen and focus INTERSHOP's global management team. Bernhard Marbach, Vice President Sales Europe & Asia, was appointed to President Europe & Asia. Philip Oreste, Vice President of Finance for the Americas, was promoted to Acting President of the Americas, replacing Keith Costello who left the position in November. In addition, Knut Foeckler, resigned as a member of the Supervisory Board.

Successful Acquisitions

Effective on July 1st, INTERSHOP acquired Owis GmbH, which added over 70 experienced engineers to INTERSHOP's workforce. Owis engineers are specialized in object-oriented software development. In August, INTERSHOP acquired Subotnic GmbH. Berlin-based Subotnic specializes in the development of content management software and solutions designed to integrate with electronic commerce systems. Subotnic's product suite will enable INTERSHOP to expand its product offering by adding `Content Integrated Commerce' functionality to the INTERSHOP Enfinity product suite.

Capital Structure

On August 15, the Company placed 500,000 shares (post-split) with institutional investors and gained net proceeds of Euro 39 million. On September 29, 2000 INTERSHOP successfully completed its listing on the NASDAQ stock exchange. In conjunction with the American Depositary Shares (ADS) listing, INTERSHOP placed 1,675,000 shares or the equivalent of 3,350,000 ADS's, yielding the Company net proceeds of Euro 116 million. In the first nine months of the current year, a total of 1,162,485 stock options from conditional capital were exchanged for common bearer shares, of which 882,485 from Conditional Capital II (employee options) and 280,000 from Conditional Capital III (for conversion of Inc. shares). As of September 30, a total of 87,728,005 shares were outstanding. On August 16, a 1:5 stock split through a capital increase in capital stock was executed, following the adoption of a resolution at the Shareholders' Meeting on June 27, 2000. All share information has been restated to reflect this stock split.


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FINANCIAL RESULTS OF THE NINE MONTHS PERIOD 2000

License revenues in the U.S. up 280%

For the first nine months of 2000 revenues grew by 244% to Euro 92.8 million, compared to Euro 27.0 million for the first nine months of 1999. With license revenues up 268% to Euro 59.6 million, licensing activities represented the driving force behind this outstanding performance. License revenues increased from 60% to 64% of total revenues. The increase in license revenues was mainly driven by INTERSHOP Enfinity launched in the fall of 1999. Enfinity license sales contributed 54% of total license revenues. Service revenues including other revenues increased by 208% to Euro 33.2 million. Increased revenues were reported by all geographic regions. In the U.S., the most competitive market for e-commerce software, license revenues increased above average by 280%. The development of the business in Asia was also extremely successful; within less than 12 months after INTERSHOP entered the Asia-Pacific market, revenues from this region accounted already for 7% of total revenues, which exceeded expectations. Accordingly revenue contribution from Europe and the Americas decreased from 58% to 55% and from 42% to 39% respectively - although revenues increased in absolute terms.

Gross Margins of License Sales reached 93%

Total gross profit increased by 224 % to Euro 62.7 million. The total gross margin was 68%, which was lower than the comparable 1999 number of 72%. The decrease was entirely attributable to lower margins in services, which in turn was due to hiring new employees during the quarter who are usually not immediately fully productive. For the licensing activities, gross profit increased by 307%, which brought the margin to 93% compared to 84% in the comparable period. This was due to the high revenue contribution of Enfinity which is usually sold without third party database technology embedded which is different from the INTERSHOP 4 product line.

Investments in Future Growth

INTERSHOP continued to significantly invest in product development, sales, marketing and organizational resources in the first nine months of the year in order to strengthen the Company's position for future growth. Total operating expense was up 123% to Euro 70.1 million. Sales and marketing expense grew by 159% to Euro 48.5 million and was the main cost driver during the period. The increase is attributable to both the increased number of employees in the sales and marketing department and a general increase in marketing program spendings. An advertising campaign which was launched to improve INTERSHOP's brand awareness in the U.S accounted for approximately Euro 7 million in the third quarter. Research and development expenses increased 31% to Euro 6.7 million which is primarily attributable to the increased number of research and development personnel. General and administrative costs increased 93% to Euro
14.4 million. This increase is attributable to both the larger number of administrative personnel and the general expansion of operations. Goodwill amortization, which was primarily attributable to the Owis acquisition, was Euro
0.5 million. In total, acquisition related costs including expenses for acquired personnel and goodwill amortization came to Euro 1.2 million in the third quarter.

Operating Loss Decreased

Operating loss in the first nine months 2000 decreased 39% from Euro 12.0 million to Euro 7.4 million. While the Company showed an operating profit in each of the first two quarters of the year 2000, third quarter results came in negative primarily due to the extraordinary costs related to the advertising campaign and the Owis acquisition. Other income decreased from Euro 1.0 million to Euro 0.5 million mainly due to an increase in interest expense from short term loans. As a result net loss improved by 38% to Euro 6.8 million. Net loss per share decreased from Euro 0.14 to Euro 0.08. The calculation of the shares used in computing basic net loss per share has been revised to exclude shares issuable upon conversion of INTERSHOP Communications Inc. shares from the calculation of basic net loss per share. This change has also been reflected in comparable 1999 information.

Cash Flows and Cash Position

In the first nine months Euro 29.7 million was used for operating activities, primarily attributable to higher trade receivables and an increase in prepaid expenses. Receivables increased from Euro 23.3 million to Euro 48.0 million. The two primary reasons were the increase in revenues and the timing of sales as most third quarter revenues were closed towards the end of the quarter. Cash used for investing activities, primarily capital expenditure related to the purchase of office equipment, came to Euro 17.8 million. Cash inflow provided by financing activities resulting mainly from a capital increase came to Euro 65.4 million. As of September 30, INTERSHOP had cash and cash equivalents of 32.7 million Euro, excluding receivables from the secondary offering proceeds of € 115.9 million.

OUTLOOK

Assuming similar business conditions and relatively stable currency rates for the fourth quarter, management expects fourth quarter revenues in the range of Euro 40 million to Euro 50 million and an improvement in operating results compared to the third quarter. INTERSHOP's strategy of investing in prospective growth as well as extraordinary expenses resulting from the acquisitions of Subotnic and Owis are expected to prevent the Company from achieving break-even for the year 2000 as a whole.








                            Investor Relations Europe
                                 Dr. John Lange
                           INTERSHOP Communications AG
                    Amsinckstrasse 57, 20097 Hamburg, Germany
                   T. +49 (40) 23709-128, F +49 (40) 23709-111
                     E-mail: investorrelations@intershop.de
                             http://www.intershop.de


                           Investor Relations Americas
                                Philip L. Oreste
                         INTERSHOP Communications, Inc.
                        303 2nd Street, 10th Floor North
                         San Francisco, CA 94107, U.S.A.
              T +1 (415) 844-1500 - main, F +1 (415) 844-3800 - fax
                           E-mail: info@intershop.com
                            http://www.intershop.com



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                           INTERSHOP Communications AG
                Condensed Consolidated Balance Sheet (U.S.-GAAP)
                         (in thousands Euro; unaudited)


                                                                                               September 30,       December 31,
                                                                                            ---------------------------------------
                                                                                                 2000                1999
     ASSETS
     Current assets
         Cash and cash equivalents                                                              Euro 32.651         Euro 12.065
         Restricted cash                                                                              1.485               1.437
         Trade receivables, net                                                                      48.039              23.333
         Receivable for secondary offering proceeds                                                 115.857                   -
         Prepaid expenses and other current assets                                                   15.022               3.870
                                                                                            ------------------------------------
            Total current assets                                                                    213.053              40.705
     Property and equipment, net                                                                     17.496               5.610
     Investments                                                                                      2.470               6.222
     Other assets                                                                                     6.650               1.252
                                                                                            ------------------------------------
            Total assets                                                                       Euro 239.669          Euro 53.789
                                                                                            ====================================

     LIABILITIES AND SHAREHOLDERS' EQUITY
     Current liabilities
         Current debt and current maturities of long-term debt                                            -             Euro 33
         Notes payable to shareholder                                                                16.489               7.000
         Accounts payable                                                                             6.143               5.149
         Accrued liabilities                                                                         30.919               9.960
         Deferred revenue                                                                             8.646               8.542
                                                                                            ------------------------------------
            Total current liabilities                                                                62.198              30.685
     Long-term debt                                                                                       -                  20
     Deferred revenue                                                                                    37                 220
                                                                                            ------------------------------------
            Total liabilities                                                                        62.235              30.925
                                                                                            ------------------------------------

     Shareholders' equity
         Common stock                                                                                87.728              16.878
         Paid-in capital                                                                            151.139              48.169
         Notes receivable from shareholder                                                                -                (141)
         Deferred compensation                                                                          (42)               (273)
         Accumulated deficit                                                                        (63.426)            (45.406)
         Accumulated other  comprehensive income                                                      2.035               3.636
                                                                                            ------------------------------------
            Total shareholders' equity                                                              177.435              22.864
            Total liabilities and shareholders' equity                                         Euro 239.669         Euro 53.789
                                                                                            ====================================


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                           INTERSHOP Communications AG
           Condensed Consolidated Statement of Operations (U.S.-GAAP)
            (In thousands Euro, except per share amounts; Unaudited)

                                                       Three Months Ended          Nine Months Ended
                                                          September 30,              September 30,
                                                     -------------------------------------------------------
                                                        2000         1999          2000          1999

    REVENUES
        Licences                                    Euro 19.618   Euro 5.690   Euro 59.568   Euro 16.205
        Services, maintanance and other revenue          15.594        4.812        33.186        10.767
                                                     ----------------------------------------------------
        Total revenues                                   35.212       10.502        92.753        26.972

    COST OF REVENUES
        Licences                                            705        1.191         3.986         2.537
        Services, maintanance and other revenue          11.825        1.764        26.031         5.069
                                                     ----------------------------------------------------
        Total costs of revenues                          12.530        2.955        30.017         7.606

    Gross Profit                                         22.683        7.547        62.737        19.366

    OPERATING EXPENSES
        Research and development                          3.178        2.149         6.712         5.128
        Sales and marketing                              23.227        6.321        48.545        18.768
        General and administrative                        5.047        2.537        14.356         7.448
        Goodwill and intangible asset amoritization         442           24           475            56
                                                     ----------------------------------------------------
        Total operating expenses                         31.893       11.031        70.088        31.399

    Operating Loss                                       (9.211)      (3.484)       (7.351)      (12.034)

    OTHER INCOME AND EXPENSE
        Interest income                                     213          106           438           395
        Interest expense                                   (347)         (29)         (486)          (24)
        Other income                                       (464)          57           551           647
                                                     ----------------------------------------------------
        Total other income (expense)                       (598)         134           503         1.018

    Net Loss                                        Euro (9.808) Euro (3.350)  Euro (6.849) Euro (11.016)
                                                     ----------------------------------------------------

    Basic and Diluted net loss per share             Euro (0.12)  Euro (0.04)   Euro (0.08)   Euro (0.14)
                                                     ====================================================

    Shares used in computing basic and
                                                     ----------------------------------------------------
        diluted net loss per share                       83.756       80.647        83.032        79.108
                                                     ----------------------------------------------------

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                                INTERSHOP Communications AG
                Condensed Consolidated Statement of Cash Flows (U.S.-GAAP)
                               (in thousands Euro; unaudited)

                                                                                                     Nine Months Ended
                                                                                                       September 30,
                                                                                            ---------------------------------------
                                                                                                 2000                1999

     CASH FLOWS FROM OPERATING ACTIVITIES
         Net loss                                                                               Euro (6.849)       Euro (11.016)
     Adjustments to reconcile net loss to cash used in operating activities:
         Depreciation and amortization                                                                3.883               1.738
         Provision for doubtful accounts                                                              1.691                 993
         Amortization of deferred compensation                                                          231                 240
     Change in:
         Accounts receivable                                                                        (26.158)             (7.605)
         Prepaid expenses and deposits                                                              (14.197)             (3.399)
         Other assets                                                                                  (341)               (473)
         Accounts payable                                                                               973                (141)
         Deferred revenue                                                                               (79)             (1.278)
         Accrued expenses and other liabilities                                                      11.165              (1.036)
                                                                                            ------------------------------------

     Net cash used in operating activities                                                          (29.680)            (21.978)
                                                                                            ------------------------------------

     CASH FLOWS FROM INVESTING ACTIVITIES
         Investment in Unaffiliated Company                                                               -              (1.199)
         Cash paid for acquisitions, net of cash acquired                                            (2.424)                  -
         Restricted cash                                                                                (48)             (1.203)
         Purchases of equipment, net of capital leases                                              (15.299)             (2.615)
                                                                                            ------------------------------------

     Net cash used in investing activities                                                          (17.770)             (5.017)
                                                                                            ------------------------------------

     CASH FLOWS FROM FINANCING ACTIVITIES
         Proceeds from sale of common stock                                                          56.572               1.193
         Proceeds from debt issuance                                                                 10.758                 939
         Collection on notes receivable from stockholders                                               141               1.046
         Repayments of indebtedness                                                                  (2.033)               (941)
                                                                                            ------------------------------------

     Net cash provided by financing activities                                                       65.438               2.237
                                                                                            ------------------------------------
         Effect of change in exchange rates on cash                                                   2.598               1.252
                                                                                            ------------------------------------

         Net change in cash and cash equivalents                                                Euro 20.586        Euro (23.505)

     Cash and cash equivalents, beginning of period                                             Euro 12.065         Euro 34.185
                                                                                            ------------------------------------

     Cash and cash equivalents, end of period                                                   Euro 32.651         Euro 10.680
                                                                                            ====================================


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